SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Commission File Number: 000-22190
NOTIFICATION OF LATE FILING
(Check One): ☐   Form 10-KSB          ☐   Form 11-K          ☐   Form 20-F           ☒   Form 10-Q          ☐   Form N-SAR
For Period Ending: September 30, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 11-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 20-K
For the Transition Period Ended: N/A
Read attached instruction sheet before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Full name of registrant: Verso Technologies, Inc.
Former name if applicable: N/A

Address of principal executive office (Street and Number):	400 Galleria Parkway, Suite 200 Atlanta, GA 30339

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box)

☒ (a)	The reasons described in reasonable detail in PART III of this form could not be eliminated without unreasonable effort or expenses;

☒ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, due to certain recent personnel changes in the Registrant’s accounting and finance department, including the change in the Registrant’s Chief Financial Officer.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Martin D. Kidder, Chief Financial Officer	(678) 589-3500

(Name)	(Area Code) (Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such other shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒  Yes     ☐  No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒  Yes     ☐  No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made: See the attached explanation.
Verso Technologies, Inc.
(Name of Registrant as Specified in Charter)
Has caused this notification to be signed in its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Martin D. Kidder
Martin D. Kidder
Chief Financial Officer

VERSO TECHNOLOGIES, INC.
SEC File No. 000-22190
Part IV — Explanation of Anticipated Change
See attached Press Release dated November 14, 2006.

Worldwide Headquarters
400 Galleria Parkway
Suite 200
Atlanta, GA 30339
Tel: +1.678.589.3500
Fax: +1.678.589.3750
www.verso.com
Verso Reports Record Third Quarter 2006 Revenues
Quarterly Revenues Increase 61% Year over Year to a Record $13.4 Million
ATLANTA, GA — (November 14, 2006) — Verso Technologies, Inc. (Nasdaq: VRSO), a global provider of next generation network solutions, announced today its financial results for the third quarter of 2006.
The company reported revenue of $13.4 million for the third quarter of 2006, an increase of $5.1 million, or 61%, as compared to the third quarter of 2005. EBITDA from continuing operations (defined as net loss before interest, income taxes and depreciation and amortization) was a negative $1.8 million. The loss from continuing operations and the net loss for the third quarter of 2006 was $4.1 million, or $.11 per share.
“Over the last year we have made considerable strides to re-focus our distribution channels to larger and more strategic partners and to acquire companies that will broaden these channels as well as our product portfolio. We believe these initiatives are now proving to be fruitful. Between our new product introductions and product offerings obtained in the acquisition of the Verilink business assets, we are now leveraging all of our technologies through larger distribution channels worldwide,” said Monty Bannerman, chief executive officer, Verso Technologies. “Given that the telecommunications sector is experiencing a long awaited turnaround, we believe we are well positioned to capitalize on this as we leverage our product offerings to our new and existing distribution channels in the fastest growing markets worldwide,” Bannerman added.
Business Highlights For the Third Quarter of 2006:
•	For the first time the Verso GSM A.bis solution generated revenues in excess of $1.0 million.

•	Verso signed a strategic partnership agreement with satellite integrator ViaSat, Inc. to develop and market global satellite-based VoIP networking solutions with the ViaSat VSAT system and Verso’s GSM A.bis and softswitch solutions. As a result of the partnership, Verso and ViaSat signed a multi-year, multi-million dollar project to provide voice and IP broadband connectivity over satellite in Ecuador.

•	Verso successfully completed interoperability tests with Shiron Satellite Communications, establishing a Cellular-Over-Satellite alliance and a successful joint deployment of a GSM backhaul over satellite solution in Colombia.

•	Verso completed the certification and performance benchmarking of Verso’s Linux blade server softswitch and began working sales opportunities worldwide with IBM to offer the MetroNet VoIP Overlay solution on the IBM® eServer™ BladeCenter platform.

•	Verso successfully renewed its professional services agreement with Verizon, and distribution agreements with Lucent Technologies, ICS, and other Verilink distributors.

A global provider of Next Generation Network solutions

•	Verso successfully leveraged Verilink’s sales organization and distribution partners and received orders for NetPerformer, Telemate, and Softswitch products as a result.

•	Verso received a total of approximately $2.9 million of additional cash in the quarter with no dilutive effect to shareholders from two transactions; $870,000 prepayment on a note receivable and $2.0 million from the sale of inventory to the contract manufacturer utilized in the manufacture of Verilink products.

•	Verso successfully negotiated and executed a $14.0 million, three-year revolving credit facility with Laurus Master Fund, Ltd., providing increased borrowing capacity as well as flexibility.
Financial Results for the Third Quarter
Total revenue for the third quarter of 2006 was $13.4 million compared to $8.3 million recorded in the third quarter of 2005. Included in the revenue for the third quarter of 2006 is a full quarter of operations of the Verilink business assets. The year-over-year increase in quarterly revenues are primarily attributable to Verilink.
Gross profit was 38% of sales for the third quarter of 2006, at $5.1 million, compared to 44% of sales, at $3.7 million, for the third quarter of 2005. The decline in gross margin is primarily due to two factors: first, the impact of the lower gross margins on Verilink products, and second, the unusual mix of Verso product sales in this quarter. In the third quarter of 2006, Verso had an unusually high proportion of hardware sales rather than higher margin software sales. While initial sales of Verso’s application solutions involve more hardware upfront, they are usually followed by higher margin sales of upgrades and software licensing. Margins are expected to improve in the fourth quarter of 2006 as a result of a better product mix and leveraging the fixed cost base as revenues continue to increase.
Total operating expenses for the third quarter of 2006 were $7.6 million, compared to $6.7 million for the third quarter of 2005, excluding the reorganization costs associated with the termination of a senior executive in the third quarter of 2005. This increase is due to the inclusion of Verilink operating expenses of $1.6 million which was partially offset by a $700,000 reduction in operating expense of the Verso business. EBITDA from continuing operations, excluding reorganization costs, for the third quarter of 2006 was negative $1.8 million compared to a negative $2.3 million for the third quarter of 2005. Loss from continuing operations and net loss for the third quarter of 2006 was $4.1 million, or $.11 per share, compared to $4.6 million, or $.17 per share for the third quarter of 2005.
As of September 30, 2006, the company had cash of $2.3 million, including $1.3 million of restricted cash, and total debt of $16.1 million, which includes borrowings of $4.7 million under its new credit facility with Laurus Master Fund, Ltd.

A global provider of Next Generation Network solutions

Verso Third Quarter Earnings Call
The company will hold its quarterly conference call on Tuesday, November 14, 2006 at 5:00 p.m. ET. During this call, Verso’s senior executives will discuss the company’s financial results for the third quarter of 2006 and respond to appropriate questions.
Investors are invited to listen to a live webcast of the conference call which can be accessed through the investor section of the Verso website, www.verso.com. The call can also be accessed through www.streetevents.com. To listen to the call, please go to the website at least 15 minutes early to download and install any necessary audio software. For those who are unable to listen to the live broadcast, the webcast will be archived on the investor section of Verso’s website for 30 days. A telephone replay of the call will be available from 10:15 p.m. ET on November 14, 2006 through 11:59 p.m. ET on November 28, 2006 at 800.475.6701 for domestic callers and 320.365.3844 for international callers, the passcode is 846776.
Forward Looking Statements
Certain statements contained in this release that are not statements of historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words — “believe”, “expect”, “anticipate”, “intend”, “will”, and similar expressions are examples of words that identify forward-looking statements. Forward-looking statements include, without limitation, statements regarding our future financial position, timing of future orders, business strategy and expected cost savings. These forward-looking statements are based on our current beliefs, as well as assumptions we have made based upon information currently available to us. These forward-looking statements may be affected by the risks and uncertainties in our business and are qualified in their entirety by the cautionary statements and risk factor disclosure contained in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2005 and our quarter reports on Form 10-Q for the quarters ended subsequent thereto. We do not assume, and expressly disclaim, any obligation to update these forward-looking statements.
Earnings Measurement Quality
The company provides supplemental information regarding its operational performance using certain non-GAAP financial measures which exclude from income from continuing operations various non-cash and cash charges principally related to acquisitions, restructuring activities and financing transactions. The company uses “EBITDA from continuing operations” and “EBITDA from continuing operations excluding reorganization costs” to provide an indication of the company’s baseline performance before gains, losses or other charges that are considered by management to be outside of the company’s core operating results. The company believes that these non-GAAP financial measures provide a good measure of performance for the company because they represent the amount realized from revenue after all operating expenses. While non-GAAP financial measures are not an alternative to generally accepted accounting principles used in the United States (“GAAP”), the company’s management uses these non-GAAP financial measures to evaluate the company’s historical and prospective financial performance in the ordinary course of business. The company believes that providing to the company’s investors these non-GAAP financial measures, in addition to the most comparable GAAP presentation, allows the investors to better evaluate the company’s progress and its financial results over time and to compare the company’s results with the results of the company’s competitors.

A global provider of Next Generation Network solutions

About Verso Technologies
Verso is a global provider of next generation network solutions offering a core-to-edge product portfolio primarily for telecommunications service providers. The company’s products enable its customers to secure and optimize network bandwidth, generate additional revenue and reduce costs. Verso’s applications and services are cost effective, deploy quickly and provide a superior return on investment. For more information, contact Verso at www.verso.com or call 678.589.3500.
Media & Investor Contact:
Steve Odom
Executive Chairman
Verso Technologies, Inc.
678.589.3710
steve.odom@verso.com
###

A global provider of Next Generation Network solutions

VERSO TECHNOLOGIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA
(in thousands, except share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
	(Unaudited)		(Unaudited)
Revenue:
Products	$9,264	$4,697	$18,017	$12,038
Services	4,088	3,584	10,504	11,363

Total revenue	13,352	8,281	28,521	23,401

Cost of revenue:
Products:
Product costs	5,134	2,174	9,463	5,853
Amortization of intangibles	148	170	517	385

Total cost of products	5,282	2,344	9,980	6,238
Services	2,994	2,261	7,278	6,951

Total cost of revenue	8,276	4,605	17,258	13,189

Gross profit	5,076	3,676	11,263	10,212

Operating expenses
General & administrative	2,743	2,490	7,387	7,344
Sales and marketing	2,430	2,008	6,004	6,322
Research and development	1,850	1,655	5,623	5,076
Depreciation and amortization	534	527	1,400	1,768
Reorganization costs	—	340	—	3,014

Total operating expenses	7,557	7,020	20,414	23,524

Operating loss from continuing operations	(2,481)	(3,344)	(9,151)	(13,312)

Other expense, net	(1,641)	(1,255)	(4,269)	(2,621)

Loss from continuing operations before income taxes	(4,122)	(4,599)	(13,420)	(15,933)

Income taxes	—	—	—	—

Loss from continuing operations	(4,122)	(4,599)	(13,420)	(15,933)

Loss from discontinued operations	—	—	—	(566)

Net loss	$(4,122)	$(4,599)	$(13,420)	$(16,499)

Net loss per common share — basic and diluted:
Loss from continuing operations	$(0.11)	$(0.17)	$(0.40)	$(0.59)
Loss from discontinued operations	—	—	—	(0.02)

Net loss per common share — basic and diluted	$(0.11)	$(0.17)	$(0.40)	$(0.61)

Weighted average shares outstanding — basic and diluted	36,712,902	27,034,569	33,426,267	26,868,392

RECONCILIATION OF LOSS FROM CONTINUING OPERATIONS TO EBITDA FROM CONTINUING OPERATIONS EXCLUDING REORGANIZATION COSTS

	For the three months ended September 30,		For the nine months ended September 30,
	2006	2005	2006	2005
Loss from continuing operations	$(4,122)	$(4,599)	$(13,420)	$(15,933)
Add back:
Interest	1,611	1,272	4,135	2,569
Income taxes	—	—	—	—
Depreciation and amortization	534	527	1,400	1,768
Amortization of intangibles (cost of goods sold)	148	170	517	385

EBITDA from continuing operations	(1,829)	(2,630)	(7,368)	(11,211)
Reorganization costs	—	340	—	3,014

EBITDA from continuing operations excluding reorganization costs	$(1,829)	$(2,290)	$(7,368)	$(8,197)

SELECTED BALANCE SHEET DATA

	September 30, 2006	December 31, 2005
	(Unaudited)	(Audited)
Cash and cash equivalents	$1,047	$1,079
Restricted cash	1,254	1,656
Accounts receivable, net	9,994	7,336
Inventories	7,482	4,259
Total current assets	23,992	16,939
Note receivable, net of current portion, from sale of discontinued operations	2,007	2,736
Total assets	34,087	28,098
Line of credit	4,729	1,269
Current portion of convertible debentures	3,600	3,262
Total current liabilities	20,340	15,037
Convertible debentures, net of current portion	4,915	5,627
Notes payable	2,843	2,785
Total debt	16,087	12,943
Total liabilities	29,317	25,259
Total shareholders’ equity	4,770	2,839